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
 FORM 4                                                                                                        OMB Approval
                                            UNITED STATES SECURITIES AND EXCHANGE COMMISSION             --------------------------
[ ] Check this box if no longer                          WASHINGTON, D.C. 20549                          OMB Number       3235-0287
    subject to Section 16. Form                                                                          Expires: December 31, 2001
    4 or Form 5 obligations may               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP               Estimated average burden
    continue. See Instruction 1(b).                                                                      hours per response.....0.5

                 Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                        Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
    (Print or Type Responses)
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1. Name and Address of Reporting Person*|  2. Issuer Name and Ticker or Trading Symbol     |  6. Relationship of Reporting Person(s)
                                        |                                                  |     to Issuer
Barakett      Timothy         R.        |  Champps Entertainment, Inc. (NASDAQ: CMPP)      |      X               X
-------------------------------------------------------------------------------------------|    ----- Director  ----- 10% Owner
(Last)        (First)       (Middle)    | 3. I.R.S.              |  4. Statement for       |
                                        |    Identification      |     Month/Year          |    ----- Officer (give title below)
      c/o Atticus Capital, L.L.C.       |    Number of Reporting |                         |
          152 West 57th Street          |    Person, if an entity|                         |    ----- Other (specify below)
----------------------------------------|    (Voluntary)         |                         |
               (Street)                 |                        |                         |     ________________________________
New York          NY             10019  |                        |  October 2001           |
----------------------------------------|                        |-------------------------|----------------------------------------
(City)          (State)          (Zip)  |                        |  5. If Amendment,       |  7. Individual or Joint/Group Filing
                                        |                        |     Date of Original    |     Reporting (Check Applicable Line)
                                        |                        |                         |       X
                                        |                        |                         |     ----- Form filed by One Reporting
                                        |                        |                         |           Person
                                        |                        |                         |
                                        |                        |                         |     ----- Form filed by More than One
                                        |                        |                         |           Reporting Person
                                        |-------------------------------------------------------------------------------------------
                                        |     TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security                    |2.Transaction | 3.Transaction| 4.Securities Acquired (A)| 5.Amount of | 6.Owner- |7.Nature
   (Instr. 3)                           |  Date        |   Code       |   or Disposed of (D)     | Securities  |   ship   |of
                                        | (Month/Day/  |   (Instr. 8) |   (Instr. 3, 4, and 5)   | Beneficially| Form:    |Indirect
                                        |  Year)       |              |                          | Owned at End| Direct   |Bene-
                                        |              | -------------|--------------------------| of Month    | (D) or   |ficial
                                        |              |  Code | V    | Amount | (A)  |  Price   | (Instr. 3   | Indirect |Owner-
                                        |              |       |      |        |  or  |          |   and 4)    | (I)      |ship
                                        |              |       |      |        | (D)  |          |             |(Instr.   |(Instr.
                                        |              |       |      |        |      |          |             |4)        |4)
----------------------------------------|--------------|-------|------|--------|------|----------|-------------|----------|---------
Common Stock, par value $0.01 per share |  10/26/01    |   P   |      |   600  |  A   |  $7.05   |             |    I     |See
("Common Stock")                        |              |       |      |        |      |          |             |          |Note 1
----------------------------------------|--------------|-------|------|--------|------|----------|-------------|----------|---------
Common Stock                            |  10/30/01    |   P   |      |50,000  |  A   |  $7.07   |             |    I     |See
                                        |              |       |      |        |      |          |             |          |Note 1
----------------------------------------|--------------|-------|------|--------|------|----------|-------------|----------|---------
Common Stock                            |  10/31/01    |   P   |      |93,400  |  A   |  $7.10   |  3,606,006  |    I     |See
                                        |              |       |      |        |      |          |             |          |Note 1
----------------------------------------|--------------|-------|------|--------|------|----------|-------------|----------|---------
                                        |              |       |      |        |      |          |             |          |
----------------------------------------|--------------|-------|------|--------|------|----------|-------------|----------|---------
                                        |              |       |      |        |      |          |             |          |
----------------------------------------|--------------|-------|------|--------|------|----------|-------------|----------|---------
                                        |              |       |      |        |      |          |             |          |
----------------------------------------|--------------|-------|------|--------|------|----------|-------------|----------|---------
                                        |              |       |      |        |      |          |             |          |
----------------------------------------|--------------|-------|------|--------|------|----------|-------------|----------|---------
                                        |              |       |      |        |      |          |             |          |
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FORM 4 (CONTINUED)       TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security                    |2.Transaction | 3.Transaction|4.Securities Acquired (A)| 5.Amount of   | 6.Owner-| 7.Nature
   (Instr. 3)                           |  Date        |   Code       |  or Disposed of (D)     | Securities    |   ship  | of
                                        |(Month/Day/   |   (Instr. 8) |  (Instr. 3, 4, and 5)   | Beneficially  | Form:   | Indirect
                                        |  Year)       |              |                         | Owned at End  | Direct  | Bene-
                                        |              | -------------|-------------------------| of Month      | (D) or  | ficial
                                        |              |  Code | V    |    (A)     |     (D)    | (Instr. 3     | Indirect| Owner-
                                        |              |       |      |            |            |   and 4)      | (I)     | ship
                                        |              |       |      |            |            |               |(Instr.  |(Instr.
                                        |              |       |      |            |            |               | 4)      |4)
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                                                                                                |Date   |Expira-|  Title  |Amount or
                                                                                                |Excer- |tion   |         |Shares
                                                                                                |cisable|Date   |         |
----------------------------------------|--------------|-------|------|------------|------------|-------|-------|---------|---------
N/A                                     |              |       |      |            |            |       |       |         |
----------------------------------------|--------------|-------|------|------------|------------|-------|-------|---------|---------
                                        |              |       |      |            |            |       |       |         |
----------------------------------------|--------------|-------|------|------------|------------|-------|-------|---------|---------
                                        |              |       |      |            |            |       |       |         |
----------------------------------------|--------------|-------|------|------------|------------|-------|-------|---------|---------
                                        |              |       |      |            |            |       |       |         |
----------------------------------------|--------------|-------|------|------------|------------|-------|-------|---------|---------
                                        |              |       |      |            |            |       |       |         |
----------------------------------------|--------------|-------|------|------------|------------|-------|-------|---------|---------
                                        |              |       |      |            |            |       |       |         |
----------------------------------------|--------------|-------|------|------------|------------|-------|-------|---------|---------
                                        |              |       |      |            |            |       |       |         |
----------------------------------------|--------------|-------|------|------------|------------|-------|-------|---------|---------
                                        |              |       |      |            |            |       |       |         |
----------------------------------------|--------------|-------|------|------------|------------|-------|-------|---------|---------
                                        |              |       |      |            |            |       |       |         |
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Explanation of Responses:


        Note 1: The Reporting Person is the Managing Member of Atticus Holdings, L.L.C., a Delaware limited liability company ("Atticus Holdings"), which serves as a general partner to certain investment funds over which the Reporting Person has investment discretion. The Reporting Person is also the Chairman and Chief Executive Officer of Atticus Capital, L.L.C., a Delaware limited liability company, and Atticus Management, Ltd., an international business company organized under the laws of the British Virgin Islands (collectively, the "Atticus Entities"). The Atticus Entities act as advisers for various investment funds (the "Funds") and managed accounts (the "Accounts"). Based on his relationship with the Atticus Entities and Atticus Holdings, the Reporting Person is deemed to be a beneficial owner of the Common Stock owned by the Funds and Accounts for purposes of Rule 16a-1(a)(1) under the Securities Exchange Act of 1934. Mr. Barakett disclaims beneficial ownership within the meaning of Rule 16a-1(a)(2) under the Securities Exchange Act of 1934 in the Shares owned by the Funds and Accounts except to the extent, if any of his pecuniary interest therein.


                                                                        /s/ Timothy R. Barakett                November 13, 2001
                                                                      ------------------------------------    -------------------
                                                                        **Signature of Reporting Person              Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.

   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient,
      see Instruction 6 for procedure.

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